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Exhibit 12(b)

Aon Corporation and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends

	Years Ended December 31,
(millions except ratios)	2003	2002	2001	2000	1999
		(Restated)	(Restated)	(Restated)	(Restated)
Income from continuing operations before provision for income taxes and minority interest	$1,110	$824	$368	$850	$625
Less: Earnings from unconsolidated entities under the equity method of accounting	40	6	(149)	35	41
Add back fixed charges:
Interest on indebtedness	101	124	127	140	105
Interest credited on deposit-type insurance contracts	—	29	56	71	77
Interest on ESOP	—	—	—	—	1
Portion of rents representative of interest factor	67	59	57	54	49

Income as adjusted	$1,238	$1,030	$757	$1,080	$816

Fixed charges and preferred stock dividends:
Interest on indebtedness (2)	$101	$124	$127	$140	$105
Preferred stock dividends (2)	61	58	70	70	70

Interest and dividends	162	182	197	210	175
Interest credited on deposit-type insurance contracts	—	29	56	71	77
Interest on ESOP	—	—	—	—	1
Portion of rents representative of interest factor	67	59	57	54	49

Total fixed charges and preferred stock dividends	$229	$270	$310	$335	$302

Ratio of earnings to combined fixed charges and preferred stock dividends (1)	5.4	3.8	2.4	3.2	2.7

(1)
Included in total fixed charges and preferred stock dividends are $57 million and $54 million for the years ended December 31, 2003 and 2002, respectively, and $66 million for the years ended December 31, 2001, 2000 and 1999 of pretax distributions on the 8.205% mandatorily redeemable preferred capital securities (capital securities) which are classified as "minority interest" on the consolidated statements of income.

(2)
As a result of the adoption of FIN 46 on December 31, 2003, Aon was required to deconsolidate the capital securities. This decrease was offset by an increase in notes payable. Beginning in 2004, interest expense on these notes payable will be reported as part of interest expense on the consolidated statements of income. Aon will no longer report any distributions on the capital securities.

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  Exhibit 12(b)